

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2026

Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.
600 Lexington Avenue , Floor 2
New York, NY 10022

>   **Re: ProCap Financial, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 6, 2026**
>   **File No. 333-292590**

Dear Anthony Pompliano:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Gessert at 202-551-2326 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Crypto Assets

cc: Katherine E. Geddes, Esq.